EXHIBIT 3










                           TNT CRUST, INC.


                        FINANCIAL STATEMENTS

                   AS OF AUGUST 31, 1995 AND 1994

       TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Shareholders and Board of Directors of TNT Crust, Inc.:

     We have audited the accompanying balance sheet of TNT Crust, Inc. (a Wisconsin Corporation) as of August 31, 1995, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of TNT Crust, Inc. As of August 31, 1994, were audited by other auditors whose report dated September 23, 1994, expressed an unqualified opinion on those statements and included an explanatory paragraph highlighting the recapitalization discussed in Note 1.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TNT Crust, Inc. As of August 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.




                                ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
September 22, 1995.


                         TNT CRUST, INC.


                         BALANCE SHEETS

                 AS OF AUGUST 31, 1995 AND 1994




            ASSETS                                1995         1994
                                              __________    __________
CURRENT ASSETS:
  Cash and cash equivalents                   $1,597,760    $5,404,235
  Accounts receivable, less allowance for
   doubtful accounts of $25,000                1,171,954       885,308
  Inventories                                    252,568       234,361
  Deferred income taxes                           55,000     1,392,000
  Other                                          162,659        32,535
                                              __________    __________
      Total current assets                     3,239,941     7,948,439


PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land                                           464,628       241,355
  Buildings and improvements                   4,452,409     2,304,630
  Machinery and equipment                      7,354,790     4,555,901
  Vehicles                                       223,465       240,731
  Construction-in-progress                          -          719,879
                                              __________    __________
                                              12,495,292     8,062,496
  Less- Accumulated depreciation               3,942,068     2,957,063
                                              __________    __________
                                               8,553,224     5,105,433
INTANGIBLES, net of amortization of
  $1,170,661 and $649,547, respectively        2,143,316       870,793

OTHER                                             29,962        30,621
                                              __________    __________
          Total assets                       $13,966,443   $13,955,286

The accompanying notes are an integral part of these balance sheets.


     LIABILITIES, REDEEMABLE PREFERRED
     STOCK AND SHAREHOLDERS' EQUITY

                                                 1995          1994
                                              __________   ___________
CURRENT LIABILITIES:
  Current maturities of long-term debt        $3,500,000   $      -
  Accounts payable                             1,294,794       998,515
  Accrued expenses and other liabilities         751,678     4,253,605
  Income taxes                                    59,032       169,822
                                              __________   ___________
     Total current liabilities                 5,605,504     5,421,942

DEFERRED INCOME TAXES                            570,000       616,000


LONG-TERM DEBT, less current portion:
  Notes payable                               15,500,000          -
  Subordinated notes payable                   4,491,775          -


REDEEMABLE PREFERRED STOCK:
  8% cumulative convertible preferred, $.10
  par value, 2,000 shares authorized, 1901.821
  shares issued and outstanding in 1994             -        7,917,224

SHAREHOLDERS' EQUITY:
  Common stock, $.10 par value, 1,240,000
    shares authorized, 878,850 shares issued
    and outstanding in 1995, 600,000 shares
    authorized, 1,198.179 shares issued and
    outstanding in 1994                           87,885           120
  Additional paid-in capital                  14,812,146         -
  Retained deficit                           (27,100,867)        -
                                              __________    __________
          Total shareholders' equity         (12,200,836)          120
                                              __________    __________

          Total liabilities, redeemable
            preferred stock and shareholders'
            equity                           $13,966,443   $13,955,286
                                             ===========   ===========

The accompanying notes are an integral part of these balance sheets.




                      TNT CRUST, INC.


                STATEMENTS OF OPERATIONS

         FOR THE YEARS ENDED AUGUST 31, 1995 AND 1994


                                                 1995              1994
                                              ___________       ___________
NET SALES                                     $24,403,905       $25,024,582

COST OF SALES                                  15,701,207        14,807,502
                                              ___________       ___________

     Gross profit                               8,702,698        10,217,080

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES    2,713,446         5,854,976

AMORTIZATION EXPENSE                              521,114           162,387
                                              ___________       ___________

     Income from operations                     5,468,138         4,199,717

OTHER (INCOME) EXPENSE:
  Interest expense, net                         2,200,912          (115,385)
  Other, net                                      (13,809)           30,138
                                              ___________       ___________
                                                2,187,103           (85,247)
                                              ___________       ___________

     Income before income taxes                 3,281,035         4,284,964

INCOME TAXES                                    1,375,000         1,725,000
                                              ___________       ___________

          Net income                           $1,906,035        $2,559,964
                                               ==========        ==========

The accompanying notes are an integral part of these financial statements.

                           TNT CRUST, INC.

            STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

            FOR THE YEARS ENDED AUGUST 31, 1995 AND 1994

                                                                 Additional
                                              Common Stock         Paid in         Retained
                                          Shares       Amount      Capital         Earnings
                                        _________      ______    __________      ____________
BALANCE, August 31, 1993                1,198.179     $   120   $     -          $      -

  Preferred stock dividend ($80 per
    share)                                   -           -            -              (152,146)

  Preferred stock accretion                  -           -            -            (2,407,818)

  Net income                                 -           -            -             2,559,964
                                        _________     _______    ____________    ____________

BALANCE, August 31, 1994                1,198.179         120         -                 -

  Preferred stock dividend ($3.29
   per share)                                -            -           -                (6,252)

  Preferred stock redemption                 -            -           -           (16,622,402)

  Common stock redemption               (888.179)         (89)        -           (11,460,285)

  Stock redemption costs                     -            -           -              (917,963)

  Common stock issuance                1,154.750          115    14,899,885             -

  Common stock split                 877,385.250       87,739       (87,739)            -

  Net income                                 -            -           -             1,906,035
                                     ___________      _______   ____________     ____________

BALANCE, August 31, 1995             878,850.000      $87,885    $14,812,146     $(27,100,867)

The accompanying notes are an integral part of these financial statements.



                        TNT CRUST, INC.

                      STATEMENTS OF CASH FLOWS

            FOR THE YEARS ENDED AUGUST 31, 1995 AND 1994


<CAPTION


                                                         1995          1994
                                                       __________    __________
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                           $1,906,035    $2,559,964
  Adjustments to reconcile to net cash provided
   by operating activities-
  Depreciation and amortization                         1,584,798     1,037,379
  Deferred income taxes                                 1,291,000    (1,478,000)
  Gain on disposals of fixed assets                        (2,071)       (5,000)
  Noncash interest expense on subordinated debt           491,775          -
  Payment of noncompete agreement                        (600,000)         -
  Changes in certain assets and liabilities-
    Accounts receivable                                  (286,646)       31,937
    Inventories                                           (18,207)      (53,214)
    Other current assets                                 (130,124)         -
    Accounts payable and accrued expenses              (3,205,648)    3,401,695
    Income taxes                                         (110,790)      (79,294)
    Other                                                     657       (21,765)
                                                       __________    __________
      Net cash provided by operating activities           920,779     5,393,702
                                                       __________    __________
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment           (4,513,905)   (1,109,472)
  Proceeds from disposals                                   4,500         5,000
                                                       __________    __________
      Net cash used in investing activities            (4,509,405)   (1,104,472)
                                                       __________    __________

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on debt                                     (3,000,000)         -
  Proceeds from issuance of long-term debt             22,000,000          -
  Proceeds from issuance of subordinated debt           4,000,000          -
  Payments of financing fees                           (1,193,634)         -
  Dividends paid                                           (6,252)     (152,146)
  Repurchase of common stock and preferred stock      (36,917,963)         -
  Proceeds from issuance of common stock               14,900,000          -
                                                       __________    __________
          Net cash used in financing activities          (217,849)     (152,146)
                                                       __________    __________
         (Decrease) increase in cash                   (3,806,475)    4,137,084

CASH AND CASH EQUIVALENTS:
  Beginning of year                                     5,404,235     1,267,151
                                                       __________    __________
  End of year                                          $1,597,760    $5,404,235
                                                       ==========    ==========

SUPPLEMENTAL DISCLOSURES:
  Cash amounts paid for-
    Income taxes                                         $194,790    $3,282,294
                                                       ==========    ==========
    Interest                                           $1,829,764    $    -
                                                       ==========    ==========

The accompanying notes are an integral part of these financial statements.

                       TNT CRUST, INC.

                NOTES TO FINANCIAL STATEMENTS

                  AUGUST 31, 1995 AND 1994


(1) Recapitalization-

     On September 16, 1994, the Company was recapitalized through the repurchase by the Company of all its issued and outstanding preferred stock and approximately 74% of its issued and outstanding common stock. The aggregate purchase price for all of the repurchased preferred and common stock was $36,000,000 or $12,903.23 for each of the 1901.821 shares of preferred stock and
888.179 shares of common stock repurchased.

     In connection with the repurchase, the Company issued to a new investor group: (i) 1123.75 shares of newly issued common stock of the Company for an aggregate purchase price of $14,500,000 and (ii) 12.45% ten year subordinated notes in the aggregate principal amount of $4,000,000. In addition, the Company has entered into a Term and Revolving Credit Loan Agreement with certain financial institutions under which the Company borrowed $22,000,000 as additional funding for the repurchase.

      In conjunction with the transaction, the Company's President has entered into an employment agreement with the Company. In exchange for agreeing to the provisions of the agreement, the Company's President received a $600,000 one-time payment. Upon the execution of this agreement, the President also entered into a nonqualified stock option agreement with the Company which provides for an initial grant to the President of options to purchase an amount of common stock equal to 3% of the issued and outstanding capital stock of the Company.

     The Board of Directors of the Company has also approved a one-time bonus payment to the Company's President in the amount of $3,400,000. Since the payment represents an amount for past services to the Company, the $3,400,000 amount has been included in accrued liabilities at August 31, 1994, and selling, general and administrative expenses for fiscal 1994.

(2) Description of the Business-

     TNT Crust, Inc. (the "Company") is a manufacturer of pizza crusts which are sold to the industrial and food service segments of the food industry. The Company's primary ingredients include readily available commodity items.

(3) Summary of Significant Accounting Policies-

    Cash and Cash Equivalents--The Company considers all highly liquid marketable securities with a maturity date of three months or less when purchased to be cash equivalents.

     Inventories--Inventories are stated at the lower of cost or market and are accounted for using the first-in, first-out method. Inventories consist of raw materials, and finished goods.

     Depreciation--Property, plant and equipment are depreciated on the straight-line method over the estimated useful life of the assets for financial reporting purposes and using accelerated methods for income tax purposes. Depreciation expense was approximately $1,064,000 and $880,000 for the fiscal years ended August 31, 1995 and 1994, respectively.


     Intangibles--Intangible assets consist of the net cost after accumulated amortization of a covenant not to compete, deferred financing costs incurred as part of the recapitalization and goodwill from a prior recapitalization in 1990. The covenant not to compete and the deferred financing costs are being amortized over the term of each agreement (five years) and the goodwill is being amortized over a ten year period.

     Income Taxes--Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Concentrations of Credit Risk--Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of temporary cash investments and trade receivables. The Company places its temporary cash investments in short-term U.S. Government Treasury Notes.

     For the years ended August 31, 1995 and 1994, the Company's two largest customers in the pizza industry accounted for approximately 51% and 55%, respectively, of net sales.
Concentrations of credit risk with respect to receivables are limited due to generally short payment terms, and a dispersion of customers across geographic areas.

(4) Inventories-

     As of August 31, inventories consisted of the following:

                                          1995          1994
                                        ________      _______

     Raw materials                      $ 71,258     $ 61,982
     Finished goods                      181,310      172,379
                                        ________     ________
                                        $252,568     $234,361
                                        ========     ========


(5) Intangibles-

     As of August 31, intangibles consisted of the following:

                                          1995          1994
                                        _________     ________
     Deferred financing costs          $  954,909     $    -
     Goodwill                             708,407      850,793
     Covenant not to compete              480,000       20,000
                                       __________     ________
                                       $2,143,316     $870,793
                                       ==========     ========


(6) Income Taxes-

     The provision for income taxes consisted of the following:

                                           1995          1994
                                        __________    __________
     Current:
       Federal                             $69,000    $2,547,000
       State                                15,000       656,000
                                        __________    __________
                                            84,000     3,203,000
                                        __________    __________
     Deferred:
       Federal                           1,118,000    (1,282,000)
       State                               173,000      (196,000)
                                        __________    __________
                                         1,291,000    (1,478,000)
                                        __________    __________
                                        $1,375,000    $1,725,000
                                        ==========    ===========


     Deferred income taxes are recorded for temporary differences between the financial reporting and tax reporting basis of the Company's assets and liabilities. Deferred income tax balances reflected in the balance sheets at August 31, 1995 and 1994, relate to the following:

                                           1995          1994
                                         _______        ______
     Deferred income tax benefits:
     Accrued compensation                $  -         $1,350,000
     Accrued vacation                      45,000         32,000
     Allowance for doubtful accounts       10,000         10,000
                                         ________     __________

                                          $55,000     $1,392,000
                                          =======     ==========

     Deferred income tax liability:
       Property, plant and equipment     $570,000       $616,000
                                         ========     ==========


      Following is a reconciliation of the Federal statutory income tax rate to the Company's effective tax rate:

                                         1995            1994
                                         _____           _____

   Federal statutory income tax rate     34.0%           34.0%
   Nondeductible goodwill                 1.5%            1.2%
   State income tax, net of Federal
     income tax benefit                   5.4%            7.1%
   Other                                  1.0%           (2.0%)
                                         _____           _____
                                         41.9%           40.3%
                                         =====           =====

(7) Long-Term Debt-

     Pursuant to the Term and Revolving Credit Loan Agreement dated September 16, 1994, the Company has a total borrowing capacity of $21,000,000 as of August 31, 1995 through various financing vehicles as noted below. The Term Loan Agreement provides for fiscal year quarterly principal payments plus interest for five years expiring August 31, 1999. The applicable interest rate is the lender's "base rate" plus an applicable margin of 2% to 3% as described by the agreement totaling
8.94% at August 31, 1995. The terms of the Revolving Credit Loan Agreement provides for terms substantially similar to those of the Term Loan Agreement except for expiration dates of one year or less from the date of issuance. These borrowings are collateralized by substantially all of the Company's current and future acquired assets.

     Future maturities of the above debt is as follows:


                 1996            $3,500,000
                 1997             4,000,000
                 1998             5,500,000
                 1999             6,000,000
                                 __________
                                $19,000,000
                                ===========

      The Company has $2 million availability under the Revolving
Credit Loan Agreement and has no borrowings under this agreement as of August 31, 1995.

      The Term Loan and Revolving Credit Agreement also includes various representations, warranties and covenants including the maintenance of adjusted net worth at the end of each fiscal quarter in an amount not less than 90% of the initial equity investment plus 75% of positive net income, and other financial statement ratios as described in the agreement.

     The Company utilizes interest rate swaps to hedge its interest rate exposures under the Term and Revolving Credit Loan Agreement. Under these agreements, as of August 31, 1995, the Company has effectively locked in fixed interest rates between 9.27% and 10.12% on its debt. These two agreements expire during fiscal 1996 and 1998. The estimated fair value of the swaps was $(221,345) at August 31, 1995.


(8) Subordinated Debt-

    The subordinated debt as of August 31, 1995, consists of notes payable to investors, interest at 12.45%, payable semi-annually. Interest is payable in the form of additional subordinated notes (PIK notes) to be issued semi-annually. All principal, including PIK interest accrued, is due and payable on September 16, 2004.


     Notes payable to investors                      $4,000,000
     PIK interest accrued through August 31, 1995       491,775
                                                     __________
          Subordinated debt                          $4,491,775
                                                     ==========


     As of August 31, 1995, determination of the fair value of this debt is not practical as it is issued to a related party.

     The notes are collateralized by a subordinated interest in substantially all of the Company's assets. In addition, the Company, the subordinated note holders and the Company's bank are parties to a subordination agreement, whereby, the Company cannot make principal or interest payments on the subordinated notes unless the Company has first made payment in full on the senior debt. The agreement also details the nature of the subordination arrangement between the parties.

(9) Redeemable Preferred Stock-

     In August 1990, the Company issued 2,000 shares of 8% cumulative convertible preferred stock for $2,000,000. Until the redemption of the preferred stock in September 1994, accretion of the carrying value of the redeemable preferred stock was recorded so that the carrying amount equaled the estimated redemption amount at the redemption dates.

(10) Shareholders Equity-

     On April 6, 1995, the Board of Directors declared a six hundred-for-one stock split effective April 6, 1995. The par value of the new shares issued totaled $87,739, which was transferred from additional paid-in capital to the common stock account.

     During 1995, the Board of Directors authorized the issuance of 95,583 stock options under a nonqualified stock option plan.

     The Company granted 93,194 stock options during 1995. All options granted have an exercise price of $21.50 which approximates market value at the date of issuance. No options were exercised or cancelled during 1995. At August 31, 1995, there were 2,389 shares available for future grants. All options above have been restated to reflect the Company's six hundred-for-one common stock split.

11) Profit Sharing Plan-

    The Company has a defined contribution profit sharing plan for all eligible employees. Company contributions are discretionary and are determined annually by the Board of Directors. Total profit sharing expense for fiscal 1995 and 1994 was $140,000 and $145,000, respectively.

(12) Commitments-

      Certain vehicles are leased under noncancellable operating leases which expire in 1998. The rent expense under these operating leases totaled $53,196 in 1995 and $46,016 in 1994.


      The following summarizes the future minimum lease payments required to be made under noncancellable operating leases for the years ending August 31:


          1996              $53,196
          1997               53,196
          1998               44,331
          Thereafter           -
                            _______

          Total            $150,723
                           ========


     At August 31, 1995, outstanding commitments for the purchase of raw material inventory at fixed prices over the next year totaled $1,137,000.